[redacted]

13014658

SEC Mail Processing Section
MAR 01 2013
Washington DC 401

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68856

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/20/2011 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaSalle Investment Management Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 East Randolph Drive
(No. and Street)

Chicago (City) IL (State) 60601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Estee Dorfman Foster 781-780-2069
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 East Randolph Drive (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM 3/12/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Beebe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaSalle Investment Management Distributors LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS
SARAH L CURLEY
MY COMMISSION EXPIRES APRIL 19, 2015

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Table of Contents

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

Member
LaSalle Investment Management Distributors, L.L.C.:

We have audited the accompanying financial statements of LaSalle Investment Management Distributors, L.L.C., which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, member's equity, and cash flows for the period from December 20, 2011 through December 31, 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of LaSalle Investment Management Distributors, L.L.C. as of December 31, 2012, and the results of its operations and its cash flows for the period from December 20, 2011 through December 31, 2012 in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Chicago, Illinois
February 28, 2013

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Statement of Financial Condition

December 31, 2012

Assets

Cash	$	2,553,000
Due from related party		40,085
Prepaid expenses		69,265
Total assets	$	2,662,350

Liabilities and Member's Equity

Current liabilities:		
Accrued expenses	$	57,749
Employee commission payable		162,012
Accounts payable		37,577
Due to Parent Company		103,214
Total liabilities		360,552
Member's equity		2,301,798
Total liabilities and member's equity	$	2,662,350

See accompanying notes to financial statements.

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Statement of Operations

For the period from December 20, 2011 through December 31, 2012

Revenue:		
Commission fees	$	168,180
Expenses:		
Employee commission expense		162,012
Selling expense		165,672
Travel and entertainment expenses		55,743
Business license/fees		56,464
Legal expense		23,268
Audit expense		18,901
Other expenses		49,856
Total expenses		531,916
Net loss	$	(363,736)

See accompanying notes to financial statements.

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Statement of Member's Equity

For the period from December 20, 2011 through December 31, 2012

	Member units		Member's equity
Balances at December 20, 2011	500	$	45,534
Contributions	—		2,620,000
Net loss	—		(363,736)
Balances at December 31, 2012	500	$	2,301,798

See accompanying notes to financial statements.

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Statement of Cash Flows

For the period from December 20, 2011 through December 31, 2012

Cash flows from operating activities:		
Net loss	$	(363,736)
Reconciliation of net loss to net cash used in operating activities:		
Increase in prepaid expenses		(69,102)
Increase in due from related party		(40,085)
Increase in employee commissions payable		162,012
Increase in accounts payable		37,577
Increase in accrued expenses		53,120
Net cash used in operating activities		(220,214)
Cash flows from financing activities:		
Capital contributions		2,620,000
Increase in due to Parent Company		103,214
Cash flows from financing activities		2,723,214
Net increase in cash		2,503,000
Cash, December 20, 2011		50,000
Cash, December 31, 2012	$	2,553,000

See accompanying notes to financial statements.

(1) Organization

LaSalle Investment Management Distributors, L.L.C (the Company), a subsidiary of LaSalle Investment Management, Inc. (Parent Company and Member) was formed in the state of Delaware on March 10, 2011. The Company was formed to conduct transactions as a broker or dealer to provide investment management, asset management or similar services to the Parent Company or its affiliates.

The Company is registered with the Securities and Exchange Commission, Financial Industry Regulatory Authority (the FINRA) (formerly, the National Association of Securities Dealers Regulation, Inc. (the NASD), and various states. On December 20, 2011, the Company's FINRA membership was approved. The Company received a waiver from FINRA to the 2011 annual audit requirement for the period December 20, 2011 through December 31, 2011. These financial statements have been prepared for the period December 20, 2011 through December 31, 2012 for purposes of complying with FINRA's annual audit requirement.

Historically and in the foreseeable future, the Company is highly dependent on the Parent Company to fund its operating losses through the execution of an expense sharing agreement.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Limitation on Withdrawal of Equity Capital

The Company's policy is to give written notice to the FINRA two business days prior to any equity withdrawals that exceed $500,000 and, on a net basis, exceed 30% of the Company's excess net capital, in any 30-day period.

(c) Commission Fees

In connection with the marketing of investment programs, commissions are based upon a percentage of a third-party investment in the related interest. These commissions are earned and realizable and the related expense is incurred at the time the third-party investment is accepted by the offering party.

(d) Employee Commission Expense

In connection with the marketing of investment programs, employees of the Parent Company who are registered representatives of the Company may receive compensation based on third-party investment in the related investment program.

(3) Income Taxes

The Company is party to a tax-sharing agreement with the Parent Company, which provides that income tax expense or benefit be recorded by the Company as though the Company filed a separate tax return. For the period from December 20, 2011 through December 31, 2012, the income tax benefit of $145,495 was computed by applying an estimated tax rate of 40%. The Company has net operating loss carryforwards of approximately $152,377 as of December 31, 2012, which have been fully reserved for in the accompanying financial statements due to the uncertainty associated with the realizability of the benefit by the Company.

(4) Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the Company to maintain minimum net capital and maintain an allowable ratio of aggregate indebtedness to net capital as defined under this rule. At December 31, 2012, the Company had net capital and net capital requirements of $ 2,230,025 and $24,037, respectively. At December 31, 2012, the Company's ratio of aggregate indebtedness to net capital was approximately 0.16 to 1.

(5) Limited Liability Company Agreement

Pursuant to the terms of the Amended and Restated LLC Agreement, LaSalle Investment Management, Inc. is the sole member of the Company and contributes to the management of the operations of the Company.

The Company shall terminate on December 31, 2111, unless terminated earlier as provided in the LLC Agreement.

Except as provided in the Delaware Limited Liability Company Act, a member shall not be personally liable for any debt, obligation, or liability of the Company solely by reason of being a member of a limited liability company.

(6) Transactions with Related Parties

The Company and its Parent Company maintain an expense sharing agreement (the Agreement), whereby the Parent Company provides certain services at no cost to the Company. Services under the Agreement include certain compensation and occupancy costs, including lease of office space, the use of furnishings, as well as the information technology infrastructure, with the Parent Company and were approximately $1,702,012 during 2012. The Company has and will continue to record expenses for which it is directly or indirectly liable, such as business license, employee commission expense, and professional fees, in its statement of operations.

(Continued)

Jones Lang LaSalle Income Property Trust, Inc. (JLLIPT), an affiliate of the Parent Company, has engaged the Company as a dealer manager for the issuance and sale to the public for certain classes of JLLIPT common stock. Pursuant to the arrangement, the Company will also manage relationships with participating broker-dealers and provide assistance in connection with compliance matters relating to marketing the JLLIPT offering. The Company will earn selling commissions on JLLIPT Class A shares of up to 3.5% of the net asset value per share on the date of the purchase. The Company will also receive a daily dealer manager fee equal to 1/365th of 0.55% of the net asset value for each share outstanding and a daily distribution fee equal to 1/365th of 0.50% of the net asset value per share for JLLIPT Class A shares outstanding. The dealer manager fee and the distribution fee to be received by the Company is limited based on the total underwriting compensation paid by JLLIPT. The Company has recorded total revenue earned associated with this agreement of $168,180 for the period December 20, 2011 through December 31, 2012 which is included in commission fees in the statement of operations. As of December 31, 2012, the Company has recorded a due from related party of $40,085. Pursuant to this arrangement, the Company has also engaged a participating broker-dealer to sell the JLLIPT common shares. The Company has recorded total selling expense of $165,672 for the period December 20, 2011 through December 31, 2012. As of December 31, 2012, the Company has recorded accounts payable of $37,577.

(7) Subsequent Events

Subsequent to December 31, 2012 and through February 28, 2013, the date through which management evaluated subsequent events and on which date the financial statements were available to be issued, the Company did not identify any subsequent events.

Schedule I

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Statement of Net Capital
Pursuant to Securities and Exchange Commission Rule 15c3-1

December 31, 2012

Total assets	$	2,662,350
Accrued expenses		(57,749)
Due to Parent Company		(103,214)
Employee commission payable		(162,012)
Accounts payable		(37,577)
Less total liabilities		(360,552)
Net worth		2,301,798
Prepaid expenses		(69,265)
Due from related party (net of accounts payable of $37,577)		(2,508)
Less nonallowable assets		(71,773)
Net capital before haircuts		2,230,025
Less haircuts		—
Net capital		2,230,025
Less required capital (the greater of $5,000 or 6⅔% of aggregate indebtedness)		24,037
Excess net capital	$	2,205,988
Aggregate indebtedness	$	360,552
Aggregate indebtedness to net capital ratio		0.16 to 1

This schedule does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2012 filed on January 25, 2013 by LaSalle Investment Management Distributors, L.L.C. (the Company) in its Form X-17A-5.

See accompanying report of independent registered public accounting firm.

Schedule II

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule as the Company did not maintain possession or control of any customer funds or securities from December 20, 2011 through December 31, 2012.

See accompanying report of independent registered public accounting firm.

Schedule III

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule as the Company did not maintain possession or control of any customer funds or securities from December 20, 2011 through December 31, 2012.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Member
LaSalle Investment Management Distributors, L.L.C.:

In planning and performing our audit of the financial statements of LaSalle Investment Management Distributors, L.L.C. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2013